UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

CONTENTS

 Succession of Stefan Berndt-von Bülow as Chief Financial Officer

On October 1, 2025, ads-tec Energy PLC (together with its subsidiaries, the “Company”) announced that Mr. Stefan Berndt-von Bülow stepped down from his role as chief financial officer of the Company (“Chief Financial Officer”). As a result, the board of directors of the Company (the “Board”) received a letter of resignation from Mr. Berndt-von Bülow, as Chief Financial Officer, effective as of October 1, 2025. Mr. Berndt-von Bülow’s resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for Mr. Berndt-von Bülow’s contributions to the Company and wish him continued success in his future endeavors.

Appointment of Torsten Klee as Chief Financial Officer

On October 1, 2025, the Board appointed Torsten Klee, age 62, as Chief Financial Officer, effective immediately.

Prior to joining the Company, Mr. Klee served as the business unit chief financial officer of Aquila Clean Energy GmbH, a wind turbine, and battery storage park development and construction company based in Hamburg, Germany, from April 2022 to December 2024. From March 2021 to February 2022, Mr. Klee served as working capital manager of UEE Holding SE & Co. KG (Enercon), a wind turbine manufacturing company based in Aurich, Germany. From January 2020 to January 2021, Mr. Klee served as group chief financial officer of Janoschka AG, a press release services company based in Kippenheim, Germany. From July 2019 to January 2020, Mr. Klee served as a consultant of the board of Nordeon Group, a lighting systems company based in Eindhoven, Netherlands. Since August 2015, Mr. Klee has also served as the managing director of TKM Services GmbH’s board of directors, an industrial knife manufacturing company based in Germany. Mr. Klee earned his Account Specialist IHK from Commercial Chamber (IHK), Frankfurt/Main, his Executive MBA from Henley Management College, UK, and his Diplom Kaufmann from Universität der Bundeswehr, Munich. Mr. Klee brings extensive experience as chief financial officer in mid-caps, hidden champions, and multinationals in industrial, renewables and technology sectors.

There are no arrangements or understandings between Mr. Klee and any other person pursuant to which Mr. Klee was appointed as Chief Financial Officer. In addition, there is no family relationship between Mr. Klee and any director or executive officer of the Company.

In connection with Mr. Klee’s service as Chief Financial Officer, the Company has agreed to pay an annualized fee of approximately €450,000 with no entitlement for additional compensation.

Incorporation by Reference

The information furnished in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281, 333-276788 and 333-284850) and Form S-8 (File No. 333-263153).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2025 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 1, 2025	ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

2